

February 4, 2013

Via Facsimile
Junko Nakagawa
Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

    Re: **Nomura Holdings, Inc.**
           Form 20-F for Fiscal Year Ended March 31, 2012
           Filed June 27, 2012 and Amended June 28, 2012
           Response dated October 29, 2012
           File No. 001-15270

Dear Ms. Nakagawa:

    We have reviewed your response dated October 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2012

General

1.   We note your response to comment 1 of our letter dated September 28, 2012. Please describe the business activities or transactions you conduct with the supra-national entities that are partially owned by governments or government-affiliates of Iran, Syria, or Sudan. Please clarify which of these countries' governments or affiliates own small percentages. Please quantify the amount of revenues you have received from transactions with these entities for the last three fiscal years and subsequent interim period.

2.   Similarly, please describe the dealings that Nomura International plc has had with the Central Bank of Iran in connection with the account referenced in your response or otherwise, and quantify any revenues you have received from the Central Bank of Iran for the last three fiscal years and subsequent interim period. Please address the potential for reputational harm from your dealings with the Central Bank of Iran, which is listed on OFAC's list of Specially Designated Nationals.

Exposure to certain European peripheral countries, page 113

3.   Your response to prior comment 21 of our letter dated September 28, 2012 indicates that where exposures cover more than one GIIPS country or both sovereign and non-sovereign underlyings, exposures are disaggregated into their constituent single names for reporting in your table. Please revise your future filings to more clearly explain how such exposures are disaggregated into their constituent single names for reporting purposes. Identify the assumptions used in such disaggregation, including the assumptions as to the order of default triggers or collateral coverage. Discuss the limitations of such assumptions on your presentation of amounts related to derivatives covering multiple underlyings.

Consolidated Statements of Income, page F-7

4.   We note your response to prior comment 22 of our letter dated September 28, 2012 regarding your presentation of real estate sales of ¥251,377 million as part of line item *Revenue – Other* of your Consolidated Statements of Income. We note your statement that you will separately disclose this revenue line item as well as the related cost of revenues if it continues to represent more than 10% of total revenues. Rule 5-03(b) of Regulation S-X permits items to be combined when they represent less than 10 percent of total revenue in a given period presented. To the extent your comparative statements of income include a period in which such a revenue stream is greater than 10 percent, please revise your line items according while that period is included in your comparative presentation.

Notes to the Consolidated Financial Statements, page F-13

Note 2 - Fair value of financial instruments, page F-28

Valuation techniques by major class of financial instrument, page F-33

5.   We note your response to prior comment 25 of our letter dated September 28, 2012 regarding your proposed fair value disclosures of Level 2 corporate debt securities and commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS). Our comment 25 was meant to comprehensively cover your entire fair value disclosures pertaining to Level 2 financial instruments with material balances. While your answer addressed our comment in relation to your Level 2 corporate debt

securities and CMBS and RMBS, you did not provide us with a draft of your proposed disclosures that covers other significant classes of your Level 2 financial instruments, for example derivative assets and liabilities. For such classes, you did not disclose inputs used in fair value measurements for level 2 derivative assets and liabilities even though you specifically disclose the inputs for level 3 derivative assets and liabilities. In future filings, please describe the specific valuation method and significant inputs used in valuing all significant classes of your financial instruments classified as Level 2 pursuant to ASC 820-10-50-2bbb as applicable.

Quantitative information regarding significant unobservable inputs and observations, page F-38

6.   We note your response to prior comment 29 of our letter dated September 28, 2012 that you do not believe that weighted average information for significant unobservable inputs used in your Level 3 fair values would provide users of your financial statements with additional meaningful and useful information. In light of the fact that for the majority of your financial instruments, the range of input values for some of the unobservable inputs was so significant that we continue to believe that additional disclosure is warranted to meet the spirit of ASC 820-10 and to allow the reader to evaluate trends you may be experiencing in the input values. For example, as of March 31, 2012, the range of WACC for your Private equity instruments was from 6.8 to 12.0%. The range of credit spreads for your Bank and corporate debt securities and loans for trading purposes ranged from 0.4 to 25.6%. The default probabilities on various credit instruments ranged from 0 to 60% and 24 to 65%. To the extent you believe that the insertion of weighted averages is not enough information to be meaningful to investors for this purpose, you should consider whether providing specific qualitative information for each financial instrument would be more meaningful than providing a weighted average. The qualitative discussion should address the underlying reason that the input range is wide, and any other information that explains the range to facilitate an understanding of your views about individual inputs as well as changes in your views about particular unobservable inputs over time. Refer to BC86 of ASU No. 2011-04. In this regard, consider disclosing the following:

*   drivers of dispersion within the range, such as a particular position or instrument type; and

*   data point concentrations within the range.

You may contact Hana Hoffmann at (202) 551-3799 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Celia Soehner at (202) 551-3463 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director